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                          April 3, 2023

       Thomas Gad
       Founder and President
       Y-mAbs Therapeutics, Inc.
       230 Park Avenue
       Suite 3350
       New York, NY 10169

                                                        Re: Y-mAbs
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 30,
2023
                                                            File No. 333-271006

       Dear Thomas Gad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sarah K. Sellers, Esq.